UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________
FORM 11-K
________________________

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 1-04851

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE SHERWIN-WILLIAMS COMPANY 401(K) PLAN
(formerly known as THE SHERWIN-WILLIAMS COMPANY EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
THE SHERWIN-WILLIAMS COMPANY, 101 W. PROSPECT AVENUE, CLEVELAND, OHIO 44115

THE SHERWIN-WILLIAMS COMPANY 401(K) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Administrative Committee of
The Sherwin-Williams Company 401(k) Plan
Cleveland, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Sherwin-Williams Company 401(k) Plan (formerly known as The Sherwin-Williams Company Employee Stock Purchase and Savings Plan) (the "Plan") as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of The Sherwin-Williams Company 401(k) Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe LLP

We have served as the Plan's auditor since 2015.

New York, New York
June 16, 2022

THE SHERWIN-WILLIAMS COMPANY 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
Investments, at fair value:
The Sherwin-Williams Company common stock	$7,268,379,708	$5,378,464,330
Mutual funds	1,029,195,746	925,955,612
Collective trust funds	3,273,636,879	2,865,464,581
Money market funds	108,699,952	116,754,166
Total	11,679,912,285	9,286,638,689

Receivables:
Notes receivable from participants	82,817,534	83,566,584
Contributions receivable from participants	7,451,463	6,246,966
Contributions receivable from The Sherwin-Williams Company	4,268,653	3,729,794
Other	593,397	951,698
Total	95,131,047	94,495,042

Net assets available for benefits	$11,775,043,332	$9,381,133,731

See notes to financial statements.

THE SHERWIN-WILLIAMS COMPANY 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2021
Increases in net assets available for benefits:
Interest and dividend income on diversified investments	$60,318,350
Interest on Notes receivable from participants	4,336,300
Dividends on The Sherwin-Williams Company common stock	47,198,884
Contributions from participants	239,119,501
Contributions from The Sherwin-Williams Company	132,350,564
Other income	150,396
483,473,995

Decreases in net assets available for benefits:
Benefits paid directly to participants	875,359,487
Fees	2,448,413
877,807,900
Net realized and unrealized appreciation in fair value of:
The Sherwin-Williams Company common stock	2,276,578,421
Diversified investments	511,665,085
2,788,243,506

Net increase	2,393,909,601

Net assets available for benefits:
Beginning of year	9,381,133,731

End of year	$11,775,043,332

See notes to financial statements.

THE SHERWIN-WILLIAMS COMPANY 401(K) PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2021 and 2020
NOTE 1 - DESCRIPTION OF THE PLAN
Plan Name Change
In June 2021, The Sherwin-Williams Company Employee Stock Purchase and Savings Plan was amended to change the name of the plan to "The Sherwin-Williams Company 401(k) Plan" (the Plan) effective July 1, 2021.
General
The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Any salaried employee of The Sherwin-Williams Company (the Company) or participating subsidiary and any employee in a group of employees to which coverage has been extended on a non-discriminatory basis by the Administration Committee is eligible for membership in the Plan provided the employee: (a) is a full-time or part-time employee of the Company or a subsidiary of the Company which has adopted the Plan; (b) is not a member of a collective bargaining unit which was recognized by the Company on the date coverage under the Plan is extended to the employees work group, division or subsidiary, unless and until such eligibility shall be extended to members of such collective bargaining unit by negotiations between an employer and the bargaining agent, and is not a member of a collective bargaining unit which is first recognized by an employer after the date coverage under the Plan is extended to the employees work group, division or subsidiary where such collective bargaining unit through its representative has agreed with an Employer that the members of such collective bargaining unit shall no longer be eligible for membership in the Plan; and (c) is employed in the United States or is a United States citizen if not employed therein.
Enrollment
Eligible employees hired or rehired by the Company are automatically enrolled in the Plan. Employee contributions are established at 3% of pre-tax earnings. Eligible new hires may change the pre-selected enrollment option or choose not to participate in the Plan prior to being automatically enrolled. If new hires choose not to change the automatic enrollment employee contribution level of 3%, the employee contribution level will increase at the beginning of each subsequent plan year by 1%, until either the employee individually changes the employee contribution level or the employee contribution level reaches the maximum automatic employee contribution level. The maximum automatic employee contribution level is 10%.
Employee Contributions
Participant contributions to the Plan are made through payroll deductions and credited to individual participant accounts. The maximum participant contribution is 50% of earnings, subject to limitations imposed by law. Participants direct the investment of their contributions into various investment options offered by the Plan. In the absence of participant direction, contributions are directed to an age-appropriate T. Rowe Price target date retirement fund.
Employer Contributions
The Company makes matching contributions of 100% on the first 6% of eligible employee contributions beginning the quarter following the employees' one-year anniversary with the Company. Participants direct the investment of Company matching contributions into various investment options offered by the Plan. In the absence of participant direction, Company matching contributions are directed to Company common stock.
Investments
Investments in Company common stock and the diversified investments are participant directed. In the absence of participant direction, employee and Company contributions are directed as described above. Costs incidental to the purchase and sale of securities, such as brokerage fees, commissions, and stock transfer taxes, are borne by the respective funds.
Investment securities, including Company common stock, are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Vesting
Participant contributions to the Plan are 100% vested.
Participants hired or rehired prior to January 1, 2017 are 100% vested in Company matching contributions. Participants hired or rehired on or after January 1, 2017 are 100% vested in Company matching contributions after completing three years of vesting service. There is no partial vesting. Participants that leave the Company before completing three years of vesting service forfeit all Company contributions made on their behalf.
Forfeitures
Forfeited balances of terminated participants’ unvested accounts are used to reduce future Company contributions. Forfeitures used to reduce Company contributions for the year ended December 31, 2021 were $1,955,714. Forfeited accounts as of December 31, 2021 were $838,443.
Notes Receivable from Participants
The Plan permits eligible employees to borrow from such eligible employee's vested benefit portion of their accounts an amount not to exceed the lesser of $50,000 reduced by certain outstanding loans to the eligible employee under the Plan or one half of the vested benefit portion of the eligible employee's account under the Plan. Notes receivable from participants are treated as a transfer between the other investment funds and the Notes receivable from participants activity fund. Terms range from one to five years or up to ten years for the purchase of a primary residence. The Notes receivable from participants are secured by the balance in the eligible employee's account and bear interest at the prime interest rate plus one percent. Principal and interest are paid ratably through payroll deductions and credited to the eligible employee's account.
Withdrawals
Subject to certain Plan limitations, the Plan permits eligible employees to withdraw in cash or shares up to 100% of the market value of all amounts credited to such eligible employee's employee contribution account plus up to 100% of the market value of amounts credited to an eligible employee's Company contribution account. Withdrawals from an eligible employee's Company contribution account for Company contributions made before January 1, 2002 and after December 31, 2016 are permitted subject to certain plan rules. Company contributions made after January 1, 2002 and before January 1, 2017 which are fully vested can only be withdrawn from eligible employees' accounts in the event of death, disability, retirement, termination of employment or attainment of age 59½.
Subject to certain Plan limitations, the Plan permits eligible employees to make a withdrawal in cash from the vested portion of the eligible contribution account upon attainment of age 59½. Eligible employees under age 59½ may be permitted to make a hardship withdrawal from the eligible employee's salary reduction account for certain financial emergencies, including certain medical expenses, certain tuition and education expenses, payments to prevent foreclosure on a principal residence occupied by an eligible employee, payments to finance the purchase (excluding mortgage payments) of a principal residence, payments related to certain funeral expenses, and payments related to expenses for employees affected by a declared disaster.
Distributions from diversified investments for withdrawals or upon an eligible employee's termination of employment are made in cash at the market value as of the valuation date coinciding with or immediately preceding the distribution. An eligible employee may elect to receive distribution from Company stock for withdrawals or upon an eligible employee's termination of employment in whole shares of stock determined as of the applicable valuation date. Fractional share interest is distributed in cash at the market value as of the stock transfer date. If such election is not made, distributions from Company stock are made in cash.
Administrative Fees
Costs and expenses of administering the Plan are primarily borne by the Company, with the exception of fees relating to participant loan activity and qualified domestic relations orders, which are borne by the eligible employees. At times, the Plan receives revenue credits from Fidelity Management Trust Company (the Trustee), which are recorded as Other income on the Statement of Changes in Net Assets Available for Benefits. The Plan uses revenue credits to pay for future administrative expenses.
Additional Information
Further information about the Plan is contained in the Plan's Summary Plan Description (SPD). Copies of this SPD are available from the Administration Committee of the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).
Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from these estimates.
Investment Valuation
The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. See Note 3 for further details.
Income Recognition
Net realized and unrealized appreciation in fair value of investments represents the change in the difference between the aggregate fair value and the cost of the Plan's investments, including investments bought and sold as well as held during the year.
Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants are valued at their unpaid principal balance plus accrued interest.
Stock Split
In March 2021, the Company effected a three-for-one stock split (the Stock Split). Shares of the Company's common stock presented herein reflect the impact of the Stock Split.

NOTE 3 - FAIR VALUE
The Plan's financial assets are recorded at fair value. Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The levels of the fair value hierarchy are as follows:
Level 1: Quoted prices in active markets for identical assets
Level 2: Significant other observable inputs
Level 3: Significant unobservable inputs
The following tables present the Plan's financial assets that are measured at fair value on a recurring basis, categorized using the fair value hierarchy as of December 31, 2021 and 2020:

	Fair Value at December 31, 2021	Level 1	Level 2	Level 3
The Sherwin-Williams Company common stock	$7,268,379,708	$7,268,379,708
Mutual funds	1,029,195,746	1,029,195,746
Money market fund	108,699,952	108,699,952
Total assets in the fair value hierarchy	8,406,275,406	8,406,275,406	—	—
Collective trust funds	3,273,636,879
Investments at fair value	$11,679,912,285	$8,406,275,406	$—	$—

	Fair Value at December 31, 2020	Level 1	Level 2	Level 3
The Sherwin-Williams Company common stock	$5,378,464,330	$5,378,464,330
Mutual funds	925,955,612	925,955,612
Money market fund	116,754,166	116,754,166
Total assets in the fair value hierarchy	6,421,174,108	6,421,174,108	—	—
Collective trust funds	2,865,464,581
Investments at fair value	$9,286,638,689	$6,421,174,108	$—	$—
The fair value of The Sherwin-Williams Company common stock and Money market fund is based on quoted prices in active markets for identical securities.
The fair value of mutual funds is based on quoted redemption values on national security exchanges on the last business day of the Plan year.
The Collective trust funds are measured at net asset value (NAV) using the practical expedient. In accordance with the Fair Value Measurement Topic of the Accounting Standards Codification (ASC), investments that are measured at NAV using the practical expedient are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the statement of Net Assets Available for Benefits. There are no unfunded commitments, significant redemption limitations or restrictions on the ability to sell these funds.

NOTE 4 - INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 13, 2020, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. Subsequent to this determination by the IRS, the Plan was amended. The Plan Administrator believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2018.
NOTE 5 - PRIORITIES ON TERMINATION OF THE PLAN
Although it has not expressed any intent to do so, the Company reserves the right, by action of its Board of Directors, to amend, modify, suspend, or terminate the Plan. No such action would allow funds held in trust by the Trustee or the income thereon to be used for purposes other than for the exclusive benefit of members or their beneficiaries. In the event of Plan termination, participants would become 100% vested in their accounts.
NOTE 6 - TRANSACTIONS WITH PARTIES-IN-INTEREST
The Plan held 20,639,085 and 21,955,404 shares of the Company's common stock as of December 31, 2021 and 2020, respectively. During the year ended December 31, 2021, the Plan had dividend income on shares of the Company's common stock of $47.2 million, and purchases and sales of shares of the Company's common stock of approximately $390 million and $730 million, respectively.
Certain Plan investments are shares of mutual or collective trust funds managed by the Trustee or an affiliate of the Trustee, and therefore qualify as party-in-interest transactions. Fees paid during the year for services rendered by the Trustee or an affiliate of the Trustee constitute party-in-interest transactions. In addition, the Plan holds notes receivable representing participant loans, which qualify as party-in-interest transactions.

THE SHERWIN-WILLIAMS COMPANY 401(K) PLAN
SCHEDULE H, LINE 4(i)--SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2021
EIN: 34-0526850
PLAN NUMBER: 001

		(c)
	(b)	Description of Investment Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest, Collateral,	(d)	(e)
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Current Value
Common Stock
*	The Sherwin-Williams Company	Company Stock Fund (20,639,085 shares)	**	$7,268,379,708

Mutual Funds
	Vanguard Group, Inc.	Vanguard Institutional Index Fund Institutional Plus Shares	**	362,416,202
	Vanguard Group, Inc.	Vanguard FTSE All-World ex-US Index Fund Institutional Plus Shares	**	138,447,035
	Vanguard Group, Inc.	Vanguard Total Bond Market Index Fund Institutional Plus Shares	**	107,474,211
	Vanguard Group, Inc.	Vanguard Wellington Fund Admiral Shares	**	83,804,743
*	Fidelity Investments	Fidelity® Puritan® Fund	**	72,369,584
	Vanguard Group, Inc.	Vanguard Wellesley® Income Fund Admiral™ Shares	**	57,543,623
	Virtus Investment Partners	Virtus Ceredex Large-Cap Value Equity Fund	**	57,408,307
	Vanguard Group, Inc.	Vanguard Inflation-Protected Securities Fund Institutional Shares	**	42,561,956
*	Fidelity Investments	Fidelity® International Capital Appreciation Fund	**	38,995,236
*	Fidelity Investments	Fidelity® Limited Term Government Fund	**	33,649,151
	PIMCO Investments LLC	PIMCO Low Duration Fund Institutional Class	**	24,154,425
	PIMCO Investments LLC	PIMCO All Asset Fund Institutional Class	**	10,371,273

Collective Trust Funds
*	Fidelity Management Trust Company	Fidelity® Contrafund® Commingled Pool	**	438,593,295
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2030 Fund	**	373,790,567
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2025 Fund	**	339,723,962
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2035 Fund	**	306,170,466
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2040 Fund	**	271,660,909
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2045 Fund	**	232,464,075
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2050 Fund	**	226,506,950
*	Fidelity Management Trust Company	Managed Income Portfolio II Class 3	**	214,097,705
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2055 Fund	**	178,087,592
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2020 Fund	**	145,253,783
*	Fidelity Management Trust Company	Fidelity® Mid-Cap Stock Commingled Pool	**	139,087,301
	Wellington Trust Company	WTC-CIF II Small Cap Opportunities Portfolio	**	119,652,702
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2060 Fund	**	84,833,944
*	Fidelity Management Trust Company	Fidelity® Low-Priced Stock Commingled Pool	**	77,453,055
	Invesco Trust Company	Invesco Core Plus Fixed Income Fund	**	47,859,909
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2015 Fund	**	43,711,006
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2010 Fund	**	11,955,319
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2065 Fund	**	11,384,939
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2005 Fund	**	11,349,400

Other
*	Fidelity Investments	Fidelity® Money Market Government Portfolio	**	108,699,952
*	Participant Loans	Notes Receivable from participants with various maturity dates and interest rates ranging from of 4.25% to 10.5%	**	82,817,534

				$11,762,729,819

*	Represents a Party-in-Interest.
**	Cost information is not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE SHERWIN-WILLIAMS COMPANY 401(K) PLAN

June 16, 2022	By:	/s/ T.P. Gilligan
T.P. Gilligan
Senior Vice President - Human Resources

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Sequential Page Number Where Exhibit Can Be Found

23	Consent of Independent Registered Public Accounting Firm	15